David I. Sunkin

Writer’s Direct Line: 213-617-4252

DSunkin@sheppardmullin.com

November 3, 2006

Our File Number:  04L2-125203

VIA EDGAR AND FACSIMILE

Mara L. Ransom, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Facsimile Number: (202) 772-9203

Re:                             Innovative Micro Technology, Inc.
Amendment No. 2 to Schedule 14C filed on October 13, 2006
File No. 001-06635

Amendment No. 2 to Schedule 13E-3 filed on October 13, 2006
File No. 005-00002-70

Dear Ms. Ransom:

On behalf of Innovative Micro Technology, Inc. (the “Company”), we are hereby responding to a comment letter, dated October 30, 2006 issued by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Amendment No. 2 to the Schedule 13E-3 and Amendment No. 2 to the Information Statement (“Amended Information Statement”).  The following consists of the Company’s response to the Staff’s comment letter.  For ease of reference, the comment has been reproduced below in bold face and the response has been set forth immediately below.  Capitalized terms used, but not defined, in this letter shall have the meanings given to them in the applicable amendments.

Information Statement

Summary of Terms of Reverse/Forward Stock Split, page 8

1.                                      We note your response to prior comment 2 and your indication that Miramar Venture Partners, L.P., who has Board observer rights, was present at various discussions of the Company’s Board of Directors (the “Board”) to consider methods of maximizing shareholder value (including “potential strategies to improve the Company’s financial performance …”) and obtained the consents of certain stockholders in favor of the going private transaction.  Please elaborate on your response by providing us with additional detail regarding the role that Miramar played.  Specifically, when did Miramar first participate in discussions with the Board about going private and what was discussed (i.e. why did Miramar believe that going private would be in the best interests of the Company’s stockholders)?  You mention that Miramar had no involvement in the evaluation process that the Special Committee undertook, however, it would appear that Miramar had some input, at least initially, as to whether and in what format the going private transaction should proceed.  To give us greater context as to Miramar’s role, please also generally describe how Miramar came to have Board observer rights and what other access Miramar might have to management.  Finally, please tell us how it came about that Miramar obtained the consents of the other stockholders.  Did they pursue these consents on their own accord?  If so, why?  Do they have any relationship with the stockholders from whom they obtained consents? Do those stockholders have board observer rights and, if so, were they present at the same meetings that Miramar attended?  Please advise.

Response to Comment 1:

As disclosed on page 42 of the Amended Information Statement, Miramar Venture Partners, L.P. (“Miramar”) is a party to a Voting Agreement dated January 25, 2005 which provides Miramar with board observation rights.  These rights were provided as part of Miramar’s investment in the Company.  Miramar has no access to management separate from its Board observation rights other than those generally available to the Company’s stockholders.

At a meeting of the Company’s Board of Directors held in July 2005, the Board began to discuss going private as a strategic alternative.  Miramar participated in the discussion but did not indicate whether it believed that going private would be in the best interests of the Company’s stockholders as a whole.  Similarly, Miramar did not provide any input to the Special Committee regarding the form of the going private transaction.

The other stockholders who provided their consents all have representatives who serve on the Company’s Board of Directors and therefore were aware of the Company’s deliberations.  Miramar has no relationship with the consenting stockholders.  Miramar solicited such consents on their own accord since it believed it to be preferable for the Company to be able to accelerate the going private transaction.

If you have any questions please do not hesitate to contact the undersigned at (213) 617-4252.

Sincerely,

/s/ David I. Sunkin
David I. Sunkin

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:                                 John S. Foster
Chairman and Chief Executive Officer
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, CA  93117

                                                Pete Altavilla
Chief Financial Officer
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, CA  93117

                                                Julie M. Kaufer, Esq.
Akin Gump Strauss Hauer & Feld LLP
2029 Century Park East, 24th Floor
Los Angeles, CA  90067